Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2017

Assets

Cash and cash equivalents	$ 6,494,245
Due from Overseas Affiliates	28,316
Other assets	102,393
Total assets	$ 6,624,954

Liabilities and member's equity

Liabilities:

Accrued expenses	$ 124,537
Unearned revenue	45,293
Due to Holdings	45,519
Total liabilities	215,349
Member's equity	6,409,605
Total liabilities and member's equity	$ 6,624,954

The accompanying notes are an integral part of this statement.